UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number: 001-11071

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UGI UTILITIES, INC. SAVINGS PLAN
ONE UGI DRIVE
DENVER, PA 17517

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UGI CORPORATION
500 NORTH GULPH ROAD
KING OF PRUSSIA, PENNSYLVANIA 19406

UGI UTILITIES, INC.
SAVINGS PLAN

- i -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the
UGI Utilities, Inc. Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the UGI Utilities, Inc. Savings Plan (the "Plan") as of December 31, 2023, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the UGI Utilities, Inc. Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2024.

New York, New York
June 24, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the
UGI Utilities, Inc. Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the UGI Utilities, Inc. Savings Plan (the “Plan”) as of December 31, 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Baker Tilly US, LLP

We served as the Plan's auditor from 2019 to 2023.

Philadelphia, Pennsylvania
June 24, 2024

UGI UTILITIES, INC.
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
ASSETS:
Investments (Note 3)	$543,102,205	$420,404,617
Receivables:
Participants' contributions receivable	763,479	—
Employers' contributions receivable	711,802	287,419
Plan transfer receivable (Note 2)	—	50,411,755
Notes receivable from participants	7,429,850	4,980,542
Total assets	552,007,336	476,084,333
LIABILITIES:
Accrued administrative expenses	39,152	33,303
Excess contributions payable	6,109	5,290
Total liabilities	45,261	38,593
Net assets available for benefits	$551,962,075	$476,045,740
See accompanying notes to financial statements.

UGI UTILITIES, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2023	2022
Additions:
Participants’ contributions	$24,702,291	$18,920,856
Employers’ contributions	12,569,788	10,220,832
Participants’ rollover contributions	2,342,680	2,176,978
Investment income:
Dividends and interest	7,517,097	5,297,845
Net appreciation in fair value of investments	75,231,284	—
Net transfers of participants' balances from Mountaineer Gas Company Employee Savings Plan (Note 2)	—	65,486,264
Net transfers of participants’ balances (Note 2)	—	2,210,418
Interest on notes receivable from participants	444,236	240,387
Total additions	122,807,376	104,553,580
Deductions:
Investment loss:
Net depreciation in fair value of investments	—	(97,533,071)
Distributions to participants	(46,621,660)	(46,368,939)
Net transfers of participants’ balances (Note 2)	(87,085)	—
Administrative fees	(182,296)	(182,022)
Total deductions	(46,891,041)	(144,084,032)
Net increase (decrease)	75,916,335	(39,530,452)
Net assets available for benefits—beginning of year	476,045,740	515,576,192
Net assets available for benefits—end of year	$551,962,075	$476,045,740
See accompanying notes to financial statements.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
The following description of the UGI Utilities, Inc. Savings Plan (the “Plan”) is provided for general information purposes only. Unless otherwise noted, such description provides general information on the provisions of the Plan on December 31, 2023 and 2022 and for the years then ended covered by the financial statements. More complete information is included in the Plan document. Effective December 31, 2022, the Plan was amended and restated to reflect the merger of the Mountaineer Gas Company Employee Savings Plan with and into the Plan as well as any prior amendments.
General. The Plan is a defined contribution plan covering employees of UGI Utilities, Inc. and its subsidiaries (collectively, “UGI Utilities”), its holding company parent UGI Corporation (“UGI”), and certain affiliated companies (collectively, the “Employers”). Employees of the Employers are eligible upon hire to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the UGI Corporation Retirement Plan Committee (“Plan Administrator”), which is comprised of certain members of Employers' management.
Contributions. Generally a participant may elect to contribute to the Plan in an amount ranging from 1% to 50%, in whole percentages, of eligible compensation on a before-tax basis, on an after-tax basis to a Roth 401(k), or a combination of both. After-tax basis contributions, including Roth 401(k) contributions, are not to exceed 30% of the participant's total deferral, provided that the combination of before-tax and after-tax contributions does not exceed 50% of eligible compensation. Calendar year contribution amounts are subject to limits prescribed by the Internal Revenue Code (“IRC”) and the Plan. For the 2023 and 2022 Plan Years, the IRC before-tax and Roth (401k) contribution limit was $22,500 and $20,500, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan, unless they affirmatively elect not to participate, with a default deferral rate set at 4% of eligible compensation in Plan Years 2023 and 2022.
The Plan allows for “catch-up contributions,” a provision which allows employees that have attained age 50 before the end of the Plan Year and are contributing at the IRC or Plan limits to make before-tax and Roth 401(k) contributions over and above the IRC and Plan limits. The maximum catch-up contribution for the 2023 and 2022 Plan Years was $7,500, and $6,500, respectively. Catch-up contributions are not eligible for the Employers' matching contribution.
For each pay period during a Plan Year, the Employers may, at their discretion, make a contribution to the Plan equal to a percentage of participant before-tax and after-tax contributions. Generally, for pension eligible employees hired prior to January 1, 2009, the Employers' matching contribution is equal to 50% of the first 3% of eligible compensation and 25% of the next 3% of eligible compensation that such participant has elected to make on his or her behalf in salary deferrals to the Plan or has elected to contribute to the plan as after-tax contributions. Generally, eligible employees who are not pension eligible, hired on or after January 1, 2009, receive an Employers' matching contribution of 100% of up to 6% of eligible compensation and eligible employees who were Mountaineer Gas Company employees prior to January 1, 2023 receive an Employers' matching contribution of 50% of up to 6% of eligible compensation.
All contributions are invested in accordance with participant investment elections in effect on the dates of the contributions.
Participant Accounts. Each participant's account is credited with the participant's contributions and the Employers' contributions as well as allocations of Plan earnings. Participants are charged with an allocation of administrative expenses, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
A participant may elect to have his or her funds invested in one or more investment options. The Plan currently offers investments in selected mutual funds, UGI Common Stock, common collective trust funds, a collective investment trust fund and Brokerage Link, a self-directed brokerage account. Generally, participants may transfer amounts between funds at any time with no limit. Fidelity Management Trust Company is the Plan’s Trustee for all investment assets of the Plan and qualifies as a party in interest. The Statements of Changes in Net Assets Available for Benefits reflects certain administrative fees paid by Plan participants to Fidelity Institutional Retirement Services Co. ("FIRSCO") from Plan assets (see “Administrative Expenses” below). FIRSCO invests funds received from contributions, investment sales, interest and dividend income and makes distribution payments to participants. Investments in UGI Common Stock are generally limited to 25% of a participant's account balance.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Vesting. A participant will, at all times, be fully vested in their cumulative contributions, including Employer matching contributions, plus actual earnings as defined by the Plan document. Certain Plan participants covered by collective bargaining agreements have a different vesting schedule for Employers' matching contributions.
Notes Receivable from Participants. Generally, at the time a loan is to be made, the amount of all loans to be outstanding may not exceed the lesser of (i) 50% of a participant’s vested account balance, or (ii) $50,000 less the highest balance of any loan during the prior twelve-month period. The minimum loan amount is $1,000. Each loan bears interest at a rate determined in accordance with generally prevailing market conditions for similar types of loans plus 1%. At December 31, 2023, interest rates on loans outstanding ranged from 4.25% to 9.50%. The amount of the loan withdrawn from a participant's account is allocated in proportion to the value of the participant’s salary deferral and rollover account balances in each investment fund. Repayments, including interest, are made in equal installments through payroll deductions and are allocated to participant accounts in accordance with current investment elections. No loan may have a final maturity in excess of five years except that if the loan is used to purchase a principal residence for the participant, the loan may have a final maturity longer than five years. Participants are not permitted to have more than two loans outstanding at any time.

Payment of Benefits. The Plan benefit of a participant who terminates employment as a result of retirement, death or total disability, as defined by the Plan document, shall be equal to the proceeds of liquidation of 100% of the balance of his or her account. Participants may elect to receive their interest in UGI Common Stock in the form of shares of UGI Common Stock. The Plan benefit of a participant who terminates employment for reasons other than retirement, death, or total disability, shall be equal to the proceeds of liquidation of the vested portion of his or her account.

Where the amount to be distributed exceeds $1,000, no distribution shall be made to any Plan participant prior to his or her retirement age or age 73 for Plan Year 2023 and 72 for Plan Year 2022, unless the participant elects to receive such distribution. Where the amount to be distributed does not exceed $1,000, a Plan participant’s benefit will be distributed as soon as practicable after the participant becomes entitled to receive a distribution from the Plan, but no later than April 1 of the Plan Year. A participant who continues to work past age 73 for Plan Year 2023 and 72 for Plan Year 2022 will receive a mandatory required distribution upon termination of employment.

Additionally, hardship withdrawals and certain in-service withdrawals are permitted subject to Plan provisions.
Forfeited Accounts. A participant who terminated employment and is covered by collective bargaining agreements or who terminated employment prior to January 1, 2019, and before he or she was fully vested, forfeited nonvested amounts attributable to the Employers’ contributions, as defined by the Plan document. Forfeited amounts are available to reduce future Employers' contributions or pay expenses incurred in the administration of the Plan. For the 2023 and 2022 Plan Years, forfeitures used to reduce the Employers’ contributions were $220,680 and $133,268, respectively. During the 2023 and 2022 Plan Years, $81,790 and $130,932, respectively, were forfeited from participants’ accounts. As of December 31, 2023 and 2022, there were $12,046 and $138,473, respectively, of forfeitures remaining in the Plan.
Administrative Expenses. Administrative expenses of the Plan are chargeable to the Plan unless paid by the Employers. Other than the Plan fees described below, the Employers currently pay such expenses, which are excluded from these financial statements. During both Plan Years 2023 and 2022, each active Plan account was assessed a quarterly recordkeeping fee of $10.75. This fee is automatically deducted in the month following the end of the quarter and remitted to FIRSCO. Loan administration and withdrawal fees are paid by Plan participants. Investment related expenses are included in net (depreciation) appreciation of the fair value of investments.
Voting Rights of UGI Common Stock Participants. A participant has the right to instruct the trustee of the Plan how to vote, at each meeting of shareholders, all shares of UGI Common Stock (including fractional shares) represented by the value of the participant’s interest in UGI Common Stock. A participant also has the right to direct the trustee of the Plan whether or not to tender shares in response to a tender offer.
Plan Amendments. UGI Utilities may amend the Plan at any time for any reason by written action of the UGI Board of Directors. However, amendments that are necessary and appropriate to comply with laws or regulations, correct errors or omissions in the Plan document, and to facilitate the administration and operation of the Plan may be made by the UGI Corporation Retirement Plan Committee without Board approval.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Plan Termination. Although it has not expressed any intent to do so, UGI Utilities has the right to terminate the Plan in whole or in part at any time for any reason. In the event of a complete or partial termination of the Plan, the affected participants will become fully vested in their account balances.
Secure 2.0 Act. The Secure 2.0 Act of 2022 was signed into law on December 29, 2022. This legislation includes a vast array of provisional changes to retirement plans, becoming effective January 1, 2023. Plan management evaluated the impact of the adoption and implementation of this legislation on the Plan and there was no material impact to the Plan for the year ended December 31, 2023.

2. Accounting Policies
Use of Estimates and Basis of Accounting. The accompanying financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians. Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest earned on investments is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan's gains and losses on investments purchased and sold as well as held during the year.

Payment of Benefits. Distributions are made to Plan participants based upon the fair value of each participant's investment account (except for distributions from UGI Common Stock, to the extent not all shares are sold on the same date) as of the dates of the distribution. Distributions to participants are recorded when paid.

Transfers of Participants’ Balances. On September 1, 2021, UGI completed the Acquisition of Mountaintop Energy Holdings, LLC, in which UGI acquired all of the equity interests in Mountaineer. Effective December 31, 2022, the Mountaineer Gas Company Employee Savings Plan, a defined contribution plan covering employees of Mountaineer Gas Company, a wholly owned subsidiary of Mountaintop Energy Holdings, LLC, was merged into the Plan. As a result, all participant balances, including notes receivable from participants, totaling $65,486,264, were transferred into the Plan. As of December 31, 2022, $50,411,755 of net assets available for benefits was in transit and has therefore been recorded as a transfer receivable in the Statements of Net Assets Available for Benefits. All funds transferred into the Plan are invested in accordance with transfer provisions provided by the Plan.

Transfers of participant balances also represent amounts transferred to or from the AmeriGas Propane, Inc. Savings Plan, which is an affiliated plan. During the 2023 Plan Year, net transfers of participant balances to the AmeriGas Propane, Inc. Savings Plan was $87,085. During the 2022 Plan Year, net transfers of participant balances from the AmeriGas Propane, Inc. Savings Plan was $2,210,418.

Employers' contributions receivable. Employer match true-up contributions are recorded as a receivable for the period to which they are related. Participant accounts are credited with the true-up contribution in the following year.
Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.
Risks and Uncertainties. The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Market risks include global events which could impact the value of the investment security such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Excess Contributions Payable. Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service ("IRS") are recorded as a liability with a corresponding reduction to participants' contributions. The Plan distributed the 2023 excess contributions to the applicable participants.

3. Fair Value Measurements

The Plan applies fair value measurements in accordance with GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Plan uses the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad categories:

•Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

UGI Common Stock: Valued at the closing price reported on the active market on which the individual security is traded.

Brokerage Link: Fidelity Brokerage Link accounts are reflected at their fair value of associated investments which include mutual funds, money market funds and cash and held by the Plan participants in their individual self-directed brokerage accounts. Based upon closing prices as reported by the funds, these funds are required to publish this NAV and to transact at that price.

Collective investment trust fund and Common collective trust funds: Valued at the NAV of units of the collective trusts. The NAVs, as provided by the trustee, are used as a practical expedient to estimate fair value. The NAVs are based on the fair values of the underlying investments held by the funds less their liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The following table presents the Plan’s investments that are measured at fair value on a recurring basis, for each hierarchy level, as of December 31, 2023 and 2022:

	December 31, 2023
	Fair Value Measurement Using Input Types
	Level 1	Level 2	Level 3	Other	Total
Mutual funds	$163,418,219	$—	$—	$—	$163,418,219
UGI Common Stock	19,428,251	—	—	—	19,428,251
Brokerage Link	14,058,527	—	—	—	14,058,527
Common collective trust funds (a)	—	—	—	241,699,044	241,699,044
Collective investment trust fund (a)	—	—	—	104,498,164	104,498,164
Total investments	$196,904,997	$—	$—	$346,197,208	$543,102,205

	December 31, 2022
	Fair Value Measurement Using Input Types
	Level 1	Level 2	Level 3	Other	Total
Mutual funds	$129,263,140	$—	$—	$—	$129,263,140
UGI Common Stock	29,426,457	—	—	—	29,426,457
Brokerage Link	14,525,493	—	—	—	14,525,493
Common collective trust funds (a)	—	—	—	180,685,664	180,685,664
Collective investment trust fund (a)	—	—	—	66,503,863	66,503,863
Total investments	$173,215,090	$—	$—	$247,189,527	$420,404,617

(a) Assets measured at NAV per share (or its equivalent), and therefore excluded from the fair value hierarchy, and also presented as "Other".

Investments Measured Using the NAV per share Practical Expedient

The following tables summarize investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2023 and 2022, respectively:

December 31, 2023	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust funds	$241,699,044	n/a	Daily	30 days
Collective investment trust fund	$104,498,164	n/a	Daily	30 days

December 31, 2022	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust funds	$180,685,664	n/a	Daily	30 days
Collective investment trust fund	$66,503,863	n/a	Daily	30 days

4. Related Party and Party-in-Interest Transactions

Parties-in-interest are defined under U.S. Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Shares of UGI Common Stock are offered as an investment option to Plan participants, and are considered related party transactions. Additionally, the Plan issues notes to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions, but are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions.

	Plan Year
	2023	2022
Fair value of UGI Common Stock held by the Plan	$19,428,251	$29,426,457
Original cost of UGI Common Stock held by the Plan	$23,812,589	$24,246,030
Shares held of UGI Common Stock	769,924	781,882
Total sales at market value related to UGI Common Stock	$2,104,247	$3,113,505
Total contributions into UGI Common Stock	$1,147,731	$1,186,891

During the year ended December 31, 2023, the Plan had dividend income on shares of the UGI Common Stock of $1,133,393. The Plan holds investments in Vanguard Target Retirement Trusts and mutual funds sponsored and maintained by Vanguard Fiduciary Trust Company. The Vanguard Group Inc. is an owner of UGI Common Stock and the parent company of Vanguard Fiduciary Trust Company.

The Plan allows participants to invest their account balances in shares of certain mutual funds or other investments managed by the Trustee or Fidelity Investments. Fidelity Investments is an affiliate of the Trustee; therefore, these transactions qualify as party-in-interest transactions.

Fees incurred by the Plan for investment manager services are included in net (depreciation) appreciation in the fair value of the investments. Fees paid by the Plan for investment management, recordkeeping, and consulting services also are intended to qualify as exempt parties-in-interest transactions and are included in administrative fees in the Statement of Changes in Net Assets Available for Benefits.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

5. Federal Income Tax Status

In August 2017, the IRS issued a favorable determination letter concerning the qualified status of the Plan in effect as of December 22, 2015 under Section 401(a) of the IRC. The Plan has since been amended and restated. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. During August 2023, Plan management applied for a new determination letter. A response from the IRS has not yet been received. No U.S. income taxes are required to be paid by the trust created under the Plan (the “Trust”) and participants are not taxed on Employers' contributions to the Trust or income earned by the Trust. When a participant, or his or her beneficiary or estate, receives a distribution under the Plan, the taxability of the value of such distribution depends on the form and time of payment.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023 and 2022 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2020.

UGI UTILITIES, INC.
SAVINGS PLAN
PLAN YEAR END DECEMBER 31, 2023
EIN 23-1174060, Plan #008
Schedule H, Line 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) (c) Identity of Issuer/Description	(d) Cost**	(e) Current Value
	Mutual Funds:
*	Fidelity U.S. Bond Index Fund		$9,883,578
*	Fidelity International Index Fund		11,357,325
	T. Rowe Price Equity Income Fund		21,007,892
	PIMCO Total Return Fund Institutional Class		8,388,278
	American Funds EuroPacific Growth Fund Class R-6		6,000,829
*	Vanguard Federal Money Market Fund		20,515,397
	Champlain Small Company Fund Institutional Class		6,335,703
*	Vanguard Institutional Index Fund Institutional Class		58,511,318
*	Vanguard Extended Market Index Fund Institutional Class		21,417,899
	Total Mutual Funds		163,418,219
*	Assets in Fidelity Brokerage Link Accounts***		14,058,527
*	Common Collective Trust Funds:
	Vanguard Retirement Savings Trust III		25,612,528
	Vanguard Target Retirement Income Trust II		6,698,719
	Vanguard Target Retirement 2020 Trust II		11,003,291
	Vanguard Target Retirement 2025 Trust II		32,289,194
	Vanguard Target Retirement 2030 Trust II		28,172,155
	Vanguard Target Retirement 2035 Trust II		36,076,707
	Vanguard Target Retirement 2040 Trust II		21,256,074
	Vanguard Target Retirement 2045 Trust II		28,353,839
	Vanguard Target Retirement 2050 Trust II		25,244,541
	Vanguard Target Retirement 2055 Trust II		15,382,802
	Vanguard Target Retirement 2060 Trust II		9,840,270
	Vanguard Target Retirement 2065 Trust II		1,623,429
	Vanguard Target Retirement 2070 Trust II		145,495
	Total Common Collective Trust Funds		241,699,044
	Collective Investment Trust Fund:
*	Fidelity Growth Company Commingled Pool		104,498,164
	UGI Common Stock:
*	UGI Common Stock		18,940,132
*	Dividends receivable		488,119
	Participant Loans:		19,428,251

*	Loan principal outstanding (4.25% – 9.50%), maturing through 2037		7,429,850
	Total – all funds		$550,532,055
*Party in interest
**Historical cost is disclosed only for nonparticipant-directed investments
***Various investments including mutual funds, money market funds and cash.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UGI Utilities, Inc. Savings Plan

Date: June 24, 2024	By:	/s/ Christopher Ballard
	Name:	Christopher Ballard
	Title:	Vice President, Total Rewards and HR Services
of UGI Corporation

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Crowe, LLP
23.2	Consent of Baker Tilly US, LLP